UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPRIUS TECHNOLOGIES, INC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

PRIVATE WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

PUBLIC WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

(Title of Class of Securities)

N/A

03214Q 116

(CUSIP Number of Class of Securities)

Dr. Kang Sun

Chief Executive Officer

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Telephone: (800) 425-8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Michael J. Danaher

Mark B. Baudler

Austin D. March

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc. filed as Exhibit (a)(1)(B) to this Schedule TO (the “Offer to Exercise”) under “Summary of Terms” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company (issuer) and filing person (offeror) is Amprius Technologies, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 1180 Page Avenue, Fremont, California 94538, telephone (800) 425-8803.

(b) As of May 8, 2024, the Company had outstanding (i) public warrants (the “Public Warrants”) to purchase up to 29,268,236 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $11.50 per share, which were initially issued as part of units in the Company’s initial public offering, and (ii) private warrants (the “Private Warrants” and together with the Public Warrants, the “Offering Warrants”) to purchase up to 16,400,000 shares of Common Stock at an exercise price of $11.50 per share.

(c) The Private Warrants are not publicly traded. The information about the trading market and price for the Public Warrants and the Common Stock set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 11: Trading Market and Price Range of Public Warrants and Common Stock” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is c/o Amprius Technologies, Inc., 1180 Page Avenue, Fremont, California 94538, telephone (800) 425-8803. The following persons are executive officers and directors of the Company:

Name	Position at the Company
Kathleen Ann Bayless	Director
Jonathan Bornstein	President of Amprius Lab
Dr. Steven Chu	Director
Donald R. Dixon	Chairman
Mary Gustanski	Director
Dr. Wen Hsieh	Director
Justin Mirro	Director
Dr. C. Ionel Stefan	Chief Technology Officer
Dr. Kang Sun	President, Chief Executive Officer and Director
Sandra Wallach	Chief Financial Officer

Amprius, Inc. (“Amprius Holdings”) holds a majority of the Common Stock. As such, Amprius Holdings may be deemed to control the Company. Based on the information reported on Amprius Holdings’ Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2022, as amended on May 12, 2023, the following persons are executive officers and directors of Amprius Holdings:

Name	Position at Amprius Holdings
Dr. Steven Chu	Director
Dr. Yi Cui	Director
Donald R. Dixon	Director
Dr. Wen Hsieh	Director
Alan Salzman	Director
Dr. Kang Sun	President, Chief Executive Officer and Director

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the Offer to Exercise under “Summary of Terms” and “Description of the Offer to Exercise — Section 2: Eligible Warrants” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Exercise under “Summary of Terms” and “Description of the Offer to Exercise — Section 4: Terms of Offering Warrants” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Exercise under “Summary of Terms” and “Description of the Offer to Exercise — Section 3: Expiration Date” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Exercise under “Summary of Terms” and “Description of the Offer to Exercise — Section 6: Extensions of Offer to Exercise Period; Termination; Amendments” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Exercise under “Summary of Terms”, “Important Procedures” and “Description of the Offer to Exercise — Section 9: Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Exercise under “Summary of Terms”, “Important Procedures”, “Description of the Offer to Exercise — Section 5: Conditions to the Offer to Exercise”, “Description of the Offer to Exercise — Section 7: Procedure for Participating in Offer to Exercise and Exercising Offering Warrants” and “Description of the Offer to Exercise — Section 9: Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Exercise under “Summary of Terms”, “Important Procedures” and “Description of the Offer to Exercise — Section 8: Manner of Acceptance of Payment and Issuance of Shares”.

(a)(1)(ix) The information set forth in the Offer to Exercise under “Summary of Terms” and “Description of the Offer to Exercise — Section 1: Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals”.

(a)(1)(x) The information set forth in the Offer to Exercise under “Summary of Terms” and “Description of the Offer to Exercise — Section 1: Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals”.

(a)(1)(xi) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 18: Accounting Treatment”.

(a)(1)(xii) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 17: Material U.S. Federal Income Tax Consequences”.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15: Interests of Directors, Executive Officers and Potentially Affiliated Persons in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15: Interests of Directors, Executive Officers and Potentially Affiliated Persons in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)–(c) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 1: Purposes of the Offer to Exercise and Use of Proceeds, Plans or Proposals” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 12: Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15: Interests of Directors, Executive Officers and Potentially Affiliated Persons in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference. (b) Not applicable.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 19: Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) The financial information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 14: Historical Financial Information and Other Financial Information Regarding the Company” is incorporated by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15: Interests of Directors, Executive Officers and Potentially Affiliated Persons in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 16: Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) None.

ITEM 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Offering Warrants.

(1)(B) Offer to Exercise.

(1)(C) Form of Election to Participate and Exercise Offering Warrants.

(1)(D) Form of Notice of Withdrawal.

(1)(E) Form of Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(1)(F) Form of Letter Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(4)(A) Prospectus Supplement to Registration Statement on Form S-3 (File No. 333-267683) (as filed with the SEC on May 13, 2024, and incorporated herein by reference).

(4)(B) Prospectus Supplement to Registration Statement on Form S-3 (File No. 333-271149) (as filed with the SEC on May 13, 2024, and incorporated herein by reference).

(5)(A) Consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for year ended December 31, 2023 (as filed with the SEC on March 28, 2024, and incorporated herein by reference).

(5)(B) Quarterly Report on Form 10-Q containing unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2024 and 2023 included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended for March 31, 2024 (as filed with the SEC on May 9, 2024 and incorporated herein by reference).

(5)(C) Press release, dated May 13, 2024.

(b)	Not applicable.

(d)	(1) Warrant Agreement, dated as of March 1, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2022 (File No. 001-41314)).

(2) First Amendment to Warrant Agreement, dated as of May 13, 2024, by and between the Company and Continental Transfer & Trust Company.

(3) Business Combination Agreement, dated as of May 11, 2022, by and among the Company, Kensington Capital Acquisition Corp. IV and Kensington Capital Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2022 (File No. 001-41314)).

(4) Warrant Agreement, dated as of September 14, 2022, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(5) Registration Rights Agreement, dated September 14, 2022, by and among the Company, Amprius Holdings and the Original Holder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(6) Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 10, 2022 (File No. 333-265740)).

(7) Confirmatory Employment Letter with Dr. Kang Sun (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(8) Confirmatory Employment Letter with Sandra Wallach (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(9) Amended and Restated Confirmatory Employment Letter with Jonathan Bornstein (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 30, 2022 (File No. 333-267683)).

(10) Amended and Restated Confirmatory Employment Letter with Dr. Constantin Ionel Stefan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 30, 2022 (File No. 333-267683)).

(11) Amprius Technologies, Inc. 2022 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(12) Amprius Technologies, Inc. Outside Director Compensation Policy (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(13) Amprius Technologies, Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(14) Amprius Technologies, Inc. 2016 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(15) At Market Issuance Sales Agreement, dated October 2, 2023, by and among the Company, B. Riley Securities, Inc., Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3 filed with the SEC on October 2, 2023 (File No. 333-278434)).

(16) Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2022 (File No. 001-41314)).

(17) Waiver Agreement, dated May 13, 2024, by and between the Company and Justin Mirro.

(g)	None.

(h)	None.

107	Filing Fee Table

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 13, 2024	AMPRIUS TECHNOLOGIES, INC.

	By:	/s/ Kang Sun
	Name:	Dr. Kang Sun
	Title:	Chief Executive Officer